Filed by Trustmark Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company:

Trustmark Corporation

Commission File No.: 000-03683

Date: November 12, 2026

The following transcript is being filed in connection with the proposed business combination between Hancock Whitney Corporation and Trustmark Corporation.

John M. Hairston

President & Chief Executive Officer, Hancock Whitney Corporation

Hello, teams. Today, we’re sharing a very exciting message with associates of both Hancock Whitney and Trustmark, two of the South’s most respected financial services institutions. I’m John Hairston, CEO of Hancock Whitney, and joining me is my longtime friend and colleague Duane Dewey at Trustmark. What brings us together today is bigger than either of our current organizations.

We’re announcing our intention to bring these two established, strong, and highly successful organizations together. Hancock Whitney and Trustmark have worked together through many decades and will now build a bright future together as one even stronger bank.

Trustmark was founded in 1889. Hancock Whitney just 10 years later. Many of the early founders of our organizations were friends, business colleagues, and social contemporaries. Through the years, we’ve jointly pursued and successfully attained many endeavors in our various states by our respective organizations working side by side.

Together, our companies represent more than 135 years of service, leadership, and commitment to the communities that we call home. Generations of clients have and continue to put their trust in us. This heritage, these longstanding traditions of service and trust, have made it possible to bring our two grand old banks together. Our organizations have proud legacies and strong similar missions, purposes, and values.

Duane A. Dewey

President & Chief Executive Officer, Trustmark Corporation

In fact, similar missions and values have guided both Trustmark and Hancock Whitney since the late 1800s and will continue to guide us as we move forward into our bright future as one bank.

Together, we spent generations serving the communities that make up our combined footprint. This region isn’t just where we work. It’s our home. It’s where we live and raise families. It’s where we build businesses and futures together for our clients, communities, and ourselves.

This isn’t a story about outsiders arriving from somewhere far away.

It’s a story of two strong southern institutions coming together to strengthen the growth, innovation, and leadership we can offer clients and communities trusting and depending on us.

I’m honored to join John in making this exciting announcement and to continue supporting the combined organization as a board member and advisor committed to achieving the combined company’s goals.

John M. Hairston

President & Chief Executive Officer, Hancock Whitney Corporation

So why should we come together? It’s a fair question with an easy answer. We’re both strong banks, but we’re even stronger as one. Banking has changed drastically in the past 30 years. Regulations have become more complex.

Clients expect more. More options, more technology, more convenience, and more capabilities. Competition has intensified and requires us to meet and exceed those expectations. Meeting those expectations require scale. Scale allows us to grow, to enhance products and services and invest in technology, marketing and analytics. Scale allows us to attract, retain and invest in the people who make up our banking expertise and scale allows us to compete against some of the largest financial institutions in the world, while continuing to serve our communities the way local banks always have.

The goal isn’t simply to become large. We want to become better. Better for our associates, better for our clients, better for our communities, and better positioned for another century of growth. We intend to build the premier financial institution in the Southeast, and this transaction is a significant move forward toward that aspirational goal.

This combination will create one of the strongest, most profitable banks in the country and allow us to increase our earnings and assets to among the top tier mid-cap banks in America. After we complete the integration of our two organizations, systems and operations, we believe that realistic cost-saving activities will make it possible to achieve a combined 1.6% ROA.

That increase would move us to the top tier of all the mid-cap banks in America. Cost savings should make it possible to move our blended efficiency ratio to 49%, making us one of the most efficient mid-cap banks in the country.

Duane A. Dewey

President & Chief Executive Officer, Trustmark Corporation

Those numbers matter because they create capacity. Capacity to invest, innovate, and grow.

In Florida, we create a dominant banking franchise in the Panhandle while expanding our presence in some of the state’s fastest growing markets.

Both Hancock Whitney and Trustmark have established specialty lines of business for equipment finance and asset-based lending in metropolitan Atlanta and will be well positioned to address depository capacity in the future.

In Alabama, where we both have existing locations, we strengthen our ability to compete across the state. In Tennessee, Hancock Whitney’s Nashville-based healthcare business, coupled with Trustmark’s banking organization in Memphis, allows us to look toward eventually growing in central and eastern Tennessee markets.

John M. Hairston

President & Chief Executive Officer, Hancock Whitney Corporation

Mississippi is where it all began for both of our organizations. Our roots run very deep. Together, we become one of the most significant financial institutions, one of the most important employers, and one of the most influential corporate citizens in the state.

Duane A. Dewey

President & Chief Executive Officer, Trustmark Corporation

We see tremendous opportunity in Louisiana, where Hancock Whitney has grown to the second largest franchise and is quickly approaching first.

In Texas, we’ll have the additional resources to accelerate momentum and key metropolitan areas where we’re already investing in new locations and additional bankers.

John M. Hairston

President & Chief Executive Officer, Hancock Whitney Corporation

Each bank has their strong suits. Our businesses complement one another exceptionally well across all business lines—retail, small business, and commercial banking of various types; treasury services; and one of the largest and fastest growing wealth management platforms in the South. Together, we can continue investing in the talent, capabilities, and client experience that empower and enrich what our unified “One Bank” team of experts can offer clients.

Duane A. Dewey

President & Chief Executive Officer, Trustmark Corporation

We’ve invested heavily in technology over the past several years. Together, we’ll have an even greater capacity to innovate. To enhance automation. To deliver better tools to clients and businesses of every size. To make banking easier.

In the coming weeks, we’ll continue to communicate with you as we move through the process. I assure you that everyone will be treated respectfully, fairly, honorably, and in alignment with the core values that are and will remain at the heart of our combined organization.

Communication will be thoughtful, transparent, and timely.

John M. Hairston

President & Chief Executive Officer, Hancock Whitney Corporation

Our core values will guide us every step of the way. This matters deeply to both of us. Banking is a people business. Our reputations, and our legacies, are built not only on how we serve clients, but also upon how we treat each other.

Over the next year, we’ll work through approvals, complete integration planning efforts, and prepare for our launch as one bank.

Until the transaction is closed, we remain separate and independent banks and will continue to serve our clients and communities just as we always have. When that work is complete, we’ll be among the largest banks in the United States. Additionally, we’ll continue our journey to be the best bank for privately owned businesses and business owners in the country and the leading financial institution across the Gulf South, Mid-South, and Southeast.

Long before Duane and I held these positions, leaders from both organizations spoke about what a partnership might look like one day. Those visionaries dreamed well beyond their day. They saw the possibilities, the opportunities, and the strength our organizations could create together.

Duane A. Dewey

President & Chief Executive Officer, Trustmark Corporation

Now we have the privilege to help bring that vision to life by continuing a story started more than a century ago, a story built by generations of associates, clients, communities and leaders who believed in the future.

John M. Hairston

President & Chief Executive Officer, Hancock Whitney Corporation

We look forward soon to visiting our markets, hearing your ideas, and building our future together.

Duane A. Dewey

President & Chief Executive Officer, Trustmark Corporation

Meanwhile, we thank associates at both organizations for what you do each and every day for our clients, communities and each other. Everything you did yesterday, keep doing today and tomorrow.

We look forward to seeing you soon.

Important Cautionary Statement about Forward-Looking Statements

This transcript contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may include statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Hancock Whitney Corporation (“Hancock Whitney”) and Trustmark Corporation (“Trustmark”), the expected timing of completion of the transaction, and other statements that are not historical facts. Any forward-looking statement made in this transcript is subject to the safe harbor protections set forth in the Private Securities Litigation Reform Act of 1995. Such statements are subject to numerous assumptions, risks, estimates, uncertainties, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements, including as a result of the factors referenced below. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These statements often include the words “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “forecast,” “goals,” “targets,” “initiatives,” “focus,” “potentially,” “probably,” “projects,” “outlook,” or similar expressions or future conditional verbs such as “may,” “will,” “should,” “would,” and

“could.” Forward-looking statements are based upon the current beliefs and expectations of management and on information currently available to management. Our statements speak as of the date hereof, and we do not assume any obligation to update these statements or to update the reasons why actual results could differ from those contained in such statements in light of new information or future events.

Hancock Whitney and Trustmark caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond Hancock Whitney’s and Trustmark’s control. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: the impact of current and future economic conditions, including the effects of declines in the real estate market, tariffs or trade wars (including reduced consumer spending, lower economic growth or recession, reduced demand for U.S. exports, disruptions to supply chains, and decreased demand for other banking products and services), high unemployment, inflationary pressures, increasing insurance costs, fluctuations in interest rates, including the impact of changes in interest rates on our financial projections, models and guidance and slowdowns in economic growth, as well as the financial stress on borrowers as a result of the foregoing, general economic business conditions in our local markets, Federal Reserve action with respect to interest rates, the effects of war or other conflicts, acts of terrorism, climate change, the impact of natural or man-made disasters, the adequacy of our enterprise risk management framework, potential claims, damages, penalties, fines and reputational damage resulting from pending or future litigation, regulatory proceedings, assessments, and enforcement actions, as well as the impact of negative developments affecting the banking industry and the resulting media coverage; the timing, benefits, the potential impact of third-party business combinations in our footprint on our performance and financial condition, the effectiveness of derivative financial instruments and hedging activities to manage risks, projected tax rates, increased cybersecurity risks, including potential business disruptions or financial losses, and the impact of artificial intelligence on our business operations, the adequacy of our internal controls over financial and non-financial reporting, the impact of changes in U.S. laws or policies, including those related to credit card interest rates, the financial impact of regulatory requirements and tax reform legislation, deposit trends, credit quality trends, net interest margin trends, future expense levels, future profitability, supplemental disclosure items, improvements in expense to revenue (efficiency) ratio, purchase accounting impacts and expected returns; the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the merger agreement between Hancock Whitney and Trustmark; the outcome of any legal proceedings that may be instituted against Hancock Whitney or Trustmark; delays in completing the proposed transaction involving Hancock Whitney and Trustmark; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain Hancock Whitney shareholder approval or Trustmark shareholder approval or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Hancock Whitney and Trustmark do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the ability of Hancock Whitney and Trustmark to meet expectations regarding the timing, completion and accounting and tax treatment of the transaction; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business, customer or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Hancock Whitney and Trustmark successfully; the dilution caused by Hancock Whitney’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Hancock Whitney and Trustmark. Investors are cautioned against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. Additional factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in Part I, “Item 1A. Risk Factors” of Hancock Whitney’s Annual Report on Form 10-K for the year ended December 31, 2025, and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2026, each of which is on file with the U.S. Securities and Exchange Commission (the “SEC”) and available on the “Investor Relations” section of Hancock Whitney’s website, investors.hancockwhitney.com, and in other documents Hancock Whitney files with the SEC, and in Trustmark’s Annual Report on Form 10-K for the year ended December 31, 2025 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2026, each of which is available on Trustmark’s investor relations website, investorrelations.trustmark.com and in other documents Trustmark files with the SEC.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Hancock Whitney will file with the SEC a Registration Statement on Form S-4 (the “registration statement”), that will include a joint Proxy Statement of Hancock Whitney and Trustmark and a Prospectus of Hancock Whitney, (the “joint proxy statement/prospectus”), as well as other relevant documents regarding the proposed transaction. The proposed transaction involving Hancock Whitney and Trustmark will be submitted to Hancock Whitney’s shareholders and Trustmark’s shareholders for their consideration. INVESTORS, SHAREHOLDERS OF HANCOCK WHITNEY AND SHAREHOLDERS OF TRUSTMARK ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND THE FEDERAL RESERVE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, BECAUSE THEY WILL

CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Hancock Whitney and Trustmark, without charge, from the SEC’s website (www.sec.gov), Hancock Whitney’s website at investors.hancockwhitney.com and Trustmark’s website at investorrelations.trustmark.com. Copies of the joint proxy statement/prospectus, when available, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Hancock Whitney Investor Relations, Hancock Whitney Corporation, Hancock Whitney Plaza, 2510 14th Street, Gulfport, Mississippi 39501, Attention: Investor Relations, by calling 504.299.5706, or by sending an e-mail to investorrelations@hancockwhitney.com. Copies of the joint proxy statement/prospectus, when available, and the filings containing information about Trustmark may be obtained after their filing with the SEC, without charge, by directing a request to Trustmark Investor Relations, Trustmark Corporation, 248 East Capitol Street, Jackson, Mississippi 39201, by calling 601.208.6898, or by sending an e-mail to investorrelations@trustmark.com. References to Hancock Whitney’s and Trustmark’s websites do not constitute incorporation by reference of the information contained on those websites and such information is not, and should not be, deemed part of this filing.

Participants in the Solicitation

Hancock Whitney, Trustmark, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Hancock Whitney and shareholders of Trustmark in connection with the proposed transaction. Information regarding the interests of the directors and executive officers of Hancock Whitney and Trustmark and other persons who may be deemed to be participants in the solicitation of shareholders of Hancock Whitney and Trustmark in connection with the transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the definitive joint proxy statement/prospectus related to the transaction, which will be filed by Hancock Whitney with the SEC. Information regarding Hancock Whitney’s directors and executive officers is available in its definitive proxy statement relating to its 2026 Annual Meeting of Shareholders, which was filed with the SEC on March 17, 2026, and other documents filed by Hancock Whitney with the SEC. Information regarding Trustmark’s directors and executive officers is available in its definitive proxy statement relating to its 2026 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2026, and other documents filed by Trustmark with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC and by Hancock Whitney and Trustmark, respectively. Free copies of these documents may be obtained as described above under “Important Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.